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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                      PINE VALLEY ACQUISITION CORPORATION
                                      AND

                                   VIAD CORP
                                   (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   608910105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

             PETER J. NOVAK, ESQ.                                 Copy to:
      VICE PRESIDENT AND GENERAL COUNSEL                  FRANK M. PLACENTI, ESQ.
                  VIAD CORP                                    BRYAN CAVE LLP
    1850 NORTH CENTRAL AVENUE, SUITE 2212          2800 NORTH CENTRAL AVENUE, SUITE 2100
         PHOENIX, ARIZONA 85077-2212                    PHOENIX, ARIZONA 85004-1098
          (602) 207-4000 (TELEPHONE)                     (602) 230-7000 (TELEPHONE)
             (602) 207-5480 (FAX)                           (602) 266-5938 (FAX)
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
      AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON
              BEHALF OF BIDDERS)

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 10, 1998 and amended and supplemented on April 16, 1998 (the "Statement") relating to the offer by Pine Valley Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Viad Corp, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of MoneyGram Payment Systems, Inc., a Delaware corporation (the "Company"), at a price per Share of $17.00, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated April 10, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached to the Statement as Exhibits (a)(1) and
(a)(2), respectively.


     Capitalized terms not separately defined herein shall have the meaning specified in the Statement.

ITEM 10.  ADDITIONAL INFORMATION.


     Item 10(b)-(c) is hereby amended and supplemented as follows:



     On April 21, 1998, Parent and Purchaser were notified that they had been granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer. On April 24, 1998, Parent issued a press release regarding such early termination. The full text of the press release is filed as Exhibit (a)(10) and is incorporated by reference herein.



ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.


     Item 11 is hereby supplemented as follows:


(a)(10)    Press Release issued by Parent on April 24, 1998
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          PINE VALLEY ACQUISITION CORPORATION

                                          By:      /s/ SCOTT E. SAYRE

                                            ------------------------------------

                                          Name:        Scott E. Sayre

                                              ----------------------------------

                                          Title:       Secretary

                                             -----------------------------------

                                          VIAD CORP

                                          By:      /s/ SCOTT E. SAYRE

                                            ------------------------------------

                                          Name:        Scott E. Sayre

                                              ----------------------------------

                                          Title:         Secretary and Associate
                                                 General Counsel

                                             -----------------------------------


April 29, 1998


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                                 EXHIBIT INDEX


 EXHIBIT
   NO.
 -------
(a)(1)*    Offer to Purchase dated April 10, 1998
(a)(2)*    Letter of Transmittal
(a)(3)*    Notice of Guaranteed Delivery
(a)(4)*    Letter from Salomon Smith Barney to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees
(a)(5)*    Letter to Clients for Use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees
(a)(6)*    Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(7)*    Form of Summary Advertisement as published in The New York
           Times (National Edition) on April 10, 1998
(a)(8)*    Press Release issued by Parent on April 6, 1998
(a)(9)*    Press Release issued by Parent on April 10, 1998
(a)(10)    Press Release issued by Parent on April 24, 1998
(b)(1)(a)* Amended and Restated Credit Agreement, dated as of July 24,
           1996, among Parent and the Banks named therein, Citicorp
           USA, Inc. and Bank of America National Trust and Savings
           Association
(b)(1)(b)* First Amended dated as of August 1, 1997 to Amended and
           Restated Credit Agreement
(b)(1)(c)* Second Amended dated as of September 11, 1997 to Amended and
           Restated Credit Agreement
(c)(1)*    Agreement and Plan of Merger, dated as of April 4, 1998,
           among Parent, Purchaser and the Company
(c)(2)*    Confidentiality Agreement, dated as of February 11, 1998
           between Parent and the Company
(g)(1)*    Complaint filed in Taam v. Calvano et. al., Court of
           Chancery of the State of Delaware in and for New Castle
           County, April 9, 1998.
(g)(2)*    Complaint filed in Harbor v. Calvano et. al., Court of
           Chancery of the State of Delaware in and for New Castle
           County, April 9, 1998.
(g)(3)*    Amended Class Action Complaint filed in Taam v. Calvano et.
           al., and Harbor v. Calvano et. al., Court of Chancery of the
           State of Delaware in and for New Castle County, April 14,
           1998.
(g)(4)*    Motion for Preliminary Injunction filed in Taam v. Calvano
           et. al., and Harbor v. Calvano et. al., Court of Chancery of
           the State of Delaware in and for New Castle County, April
           14, 1998.
(g)(5)*    Motion for Expedited Proceedings filed in Taam v. Calvano
           et. al., and Harbor v. Calvano et. al., Court of Chancery of
           the State of Delaware in and for New Castle County, April
           14, 1998.


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* Previously filed.

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